Mail Stop 4561

October 30, 2006

Dr. Werner Brandt
Chief Financial Officer
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

> **Re:** **SAP AG**
> **Form 20-F for the Fiscal Year Ended**
> **December 31, 2005**
> **Filed March 22, 2006**
> **File No. 001-14251**

Dear Dr. Brandt:

We have reviewed your response to our letter dated September 12, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

General

1.   Please refer to comment 1 in our letter dated September 12, 2006. We have reviewed your response regarding the reasons why you exclude amortization of intangible assets and stock based compensation related to your non-GAAP measures. However, it is not clear from your response how you intend to comply with the disclosure requirements of Question 8 of Frequently Asked Questions

Regarding the Use of Non-GAAP Financial Measures (FAQ) in your Form 20-F to include enhanced disclosures similar to the discussion in your response. Tell us whether you intend to revise your current disclosures in future filings and if so, provide us with your proposed disclosure. If you do not intend to revise your disclosures in future filings, tell us why you believe your current disclosure complies with Question 8 of the FAQ.

2.   We have also reviewed your response to prior comment 1 concerning the use of the term "pro forma" to describe certain of your non-GAAP measures. We continue to believe your use of this term is not appropriate and have the concerns over how investors might view that information since you have not used the term as contemplated in Regulation S-X. Consequently, we believe the use of the term "pro forma" should be removed when used to describe your non-GAAP measures. Please revise your future filings to eliminate the use of this term.

3.   Please refer to comment 5 and 6 in our letter dated September 12, 2006. We note in your response that the appropriate prior period adjustments and related disclosures were made to the 2005 20-F. Tell us the date the Company discovered the errors in the 2004 and 2003 financial statements and how you considered filing an amended 2004 Form 20-F with restated financial statements and how you considered filing a Form 6-K to inform investors that prior financial statements were misstated. Further explain why the 2004 and 2003 financial statements are not identified as restated with reference to a separate note disclosing the impact of the restatement and explain why the auditor's opinion does not refer to the restatement disclosures. We refer you to AU 561.06.

4.   We note from your responses to prior comment 5 and 6 that the Company reclassified research and development costs and variable rate demand notes to correct errors in the 2004 and 2003 financial statements. It is not evident from your response whether the fiscal years financial statements prior to fiscal 2003 include material misstatements. Tell us whether financial statements for years prior 2003 include misstatements for the misclassification of research and development costs and variable rate demand notes and how the Company considered amending prior filings for these misstatements.

Item 15. Controls and Procedures, page 124

5.   Please refer to comment 2 in our letter dated September 12, 2006. We have reviewed your response and note that based on your proposed changes to your disclosure controls and procedures discussion, your definition of "disclosure controls and procedures" continues to be more limited than what is called for under Rule 13a-15(e) of the Exchange Act. If you continue to include the definition of disclosure controls and procedures in your discussion, you must

include the <u>complete</u> definition which includes the requirement that the disclosure controls and procedures also be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us how you intend to comply with this requirement by including the full definition of disclosure controls and procedures in your future filings.

6.   Tell us how you considered the revisions to your 2004 and 2003 financial statements regarding the misclassifications in assessing your disclosure controls and procedures and your internal controls in your Form 20-F. In this regard, we note you disclose in your Form 10-K that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective. Tell us how you concluded that your disclosure controls and procedures were effective as of the end of the periods covered by these reports notwithstanding the recent revisions to your 2004 and 2003 financial statements in your 10-K for the year ended December 31, 2005. If necessary, please revise to expressly identify any material weaknesses in your internal controls over financial reporting and any significant deficiency that, when combined with other significant deficiencies, is determined to be a material weakness or conversely state that even as a result of the internal control concerns that caused your recent revisions, you did not have a material weakness or significant deficiencies.

Consolidated Statements of Income, page F-2

7.   Please refer to comment 3 in our letter dated September 12, 2006. We have reviewed your response and it remains unclear to us why you believe that your presentation of including maintenance revenue as a product revenue item complies with Rule 5-03(b)(1) and (2) of Regulation S-X. In this regard, your reasons for not presenting maintenance revenue as a service revenue item does not appear to be persuasive. Since your maintenance offering includes both technical support and unspecified software upgrades, updates and enhancements, of which both elements cannot be separated, tell us why you believe such revenue should be included as product revenue as opposed to service revenue including how you determined that a <u>significant</u> software element is embedded in the maintenance offering. Further, explain how the Company has considered presenting a separate line item for maintenance revenue and related costs outside of product and service line items. Please advise.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief